------------------------------
							   OMB APPROVAL
						------------------------------
___ Check this box if no longer subject to	OMB Number           3235-0287
    Section 16.  Form 4 or Form 5 obligations	Expires:      January 31, 2005
    may continue.  See Instruction 1(b)		Estimated average burden
						hours per response ....... 0.5
						------------------------------

		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

				     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
	       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

____________________________________________________________________________
1.   Name and Address of Reporting Person*

Graves				James			H.
_____________________________________________________________________________
   (Last)                            (First)              (Middle)

2100 McKinney Ave. Ste. 900
_____________________________________________________________________________
                                    (Street)

Dallas                   TX             75205
____________________________________________________________________________
   (City)                           (State)              (Zip)


____________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Detwiler, Mitchell & Co.  (Nasdaq: DMCO)
____________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


____________________________________________________________________________
4.   Statement for Month/Day/Year

12/26/2002
____________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


============================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Vice Chairman
____________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
____________________________________________________________________________



============================================================================
         Table I -- Non-Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned
============================================================================








                                                                                               6.
                                                      4.                          5.           Owner-
                                                      Securities Acquired (A) or  Amount of    ship
                                          3.          Disposed of (D)             Securities   Form:        7.
                                          Transaction (Instr. 3, 4 and 5)         Beneficially Direct       Nature of
1.           2.          2a.              Code        --------------------------  Owned at End (D) or       Indirect
Title of     Transaction Deemed execution (Instr. 8)              (A)     Price   of Month     Indirect     Beneficial
Security     Date        date (if any)    ----------  Amount      or              (Instr. 3    (I)          Ownership
(Instr. 3)   (mm/dd/yy)  (mm/dd/yy)       Code    V               (D)              and 4)      (Instr. 4)   (Instr. 4)
----------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------
Common Stock  12/27/2002  12/27/2002       P          300,000       A      $1.00   580,999 (1)   D
----------------------------------------------------------------------------------------------------------------------
Common Stock  12/26/2002  12/26/2002       P           41,000       A      $1.00   580,999 (2)   I         Partnership
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------


======================================================================================================================



Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible securities)

=============================================================================

                                                                                                         10.
                                                                                                9.       Owner-
                                                                                                Number   ship
           2.                                                                                   of       Form
           Con-                                                                                 Deriv-   of     11.
           ver-                            5.                           7.                      ative    Deriv- Na-
           sion                            Number of                    Title and Amount        Secur-   ative  ture
           or                              Derivative   6.              of Underlying    8.     ities    Secur- of
           Exer-          3A.       4.     Securities   Date            Securities       Price  Bene-    ity:   In-
           cise   3.      Deemed    Trans- Acquired (A) Exercisable and (Instr. 3 and 4) of     ficially Direct direct
           Price  Trans-  Exec-     action or Disposed  Expiration Date ---------------- Deriv- Owned    (D) or Bene-
1.         of     action  ution     Code   of (D)       (Month/Day/Year)       Amount    ative  at End   In-    ficial
Title of   Deriv- Date    Date,     (Instr.(Instr. 3,   ----------------       or        Secur- of       direct Owner-
Derivative ative  (Month/ if any    8)     4 and 5)     Date    Expira-        Number    ity    Month    (I)    ship
Security   Secur-  Day/   (Month/   ------ ------------ Exer-   tion           of        (Instr.(Instr.  (Instr.(Ins.
(Instr. 3) ity     Year)  Day/Year) Code V (A)   (D)    cisable Date    Title  Shares    5)     4)       4)     4)
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Non-Qual-  $1.01    11/12/                                      11/12/  Common  250,000   $1.01  250,000  I     By
ified               2001                                        2006    Stock                                   Part-
Stock                                                                                                           ner-
Option                                                                                                          ship
(right to
buy)(3)

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------

======================================================================================================================

Explanation of Responses:

      Shares beneficially owned at end of period include 100,000 shares of Common Stock owned by Erwin Graves & Associates LP
      ("the Partnership") of which the Reporting Person owns 25% and his spouse owns 25% and 40,000 shares owned by Reporting Person's spouse.

(1) 300,000 shares purchased in private transaction with the issuer, approved by the Board of Directors of issuer on December 6, 2002. The transaction will convert an outstanding Promissory Note with the Issuer of $300,000 to 300,000 shares of Common Stock at a price of $1.00 per share. The stock price was determined as the market price of the Common Stock on December 6, 2002 but not less than $1.00 per share, in accordance with the approval of the Board of Directors of the issuer. Shares will be issued on or after December 24, 2002, as per Nasdaq Stock Market requirements.

(2) 41,000 shares purchased in private transaction with Sheldon Fechtor, former founding officer of Fechtor, Detwiler & Co., Inc., who had received the shares in conjunction with the merger of JMC Group, Inc. and Fechtor Detwiler in 1999. Shares had been held in trust to reimburse the issuer upon exercise of 1999 Special Stock Option Plan options which have been canceled. Shares are indirectly owned by J&J Prairie Ranch 1, LP, a limited partnership owned 50% by the Reporting Person and 50% by his spouse.

(3)   Previously reported option owned by Erwin Graves & Associates.


/s/ James H. Graves                                        12/27/2002
---------------------------------------------            --------------------
      **Signature of Reporting Person                             Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

	  * If the form is filed by more than one reporting person, see instruction 4(b)(v)

	  **Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.

          If space provided is insufficient, see Instruction 6 for procedure.